Ryan A. Murr Direct: +1 415.393.8373 Fax: +1 415.374.8430 RMurr@gibsondunn.com

April 23, 2014

VIA EDGAR

Jim B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Re:	Avanir Pharmaceuticals, Inc.

Form 10-K for the Fiscal Year Ended September 30, 2013

Filed December 11, 2013

File No. 001-15803

Dear Mr. Rosenberg:

We are writing on behalf of our client, Avanir Pharmaceuticals, Inc. (“Avanir”), regarding the comment letter dated April 14, 2014 issued by the Staff (the “Staff”) of the Securities and Exchange Commission regarding Avanir’s Annual Report on Form 10-K for the fiscal year ended September 30, 2013 (the “Comment Letter”).

This letter confirms our discussion that Avanir intends to submit a response to the Comment Letter on or before May 12, 2014.

We appreciate the Staff’s assistance with respect to the Company’s filing and look forward to resolving any concerns the Staff may have. If you have any questions, please contact me at (415) 393-8373.

Sincerely,

/s/ Ryan A. Murr

Ryan A. Murr

Gibson, Dunn & Crutcher LLP

cc:	Christine G. Ocampo, Avanir Pharmaceuticals, Inc.